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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June, 2003
                        Commission File Number: 000-30540

                                GIGAMEDIA LIMITED
                        122 TunHua North Road, 14th Floor
                             Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  [  x  ]                 Form 40-F  [      ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes  [     ]               No   [  x  ]

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b) :82-       .)

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GIGAMEDIA LIMITED is furnishing under cover of Form 6-K:
GIGAMEDIA RECEIVES EXTENSION OF TIME FROM MANAGEMENT TEAM

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[GIGAMEDIA LOGO]


                   GIGAMEDIA RECEIVES EXTENSION OF TIME FROM
                                MANAGEMENT TEAM

TAIPEI, Taiwan, June 20, 2003 - GigaMedia Limited ("GigaMedia" or the "Company") (Nasdaq: GIGM, www.giga.net.tw), a diversified provider of online and offline entertainment services in Taiwan, refer to their previous announcements released on 21 March 2003 and 13 June 2003, and wish to announce today that the board of directors of the Company have received an extension of time from the senior management team (the "Management Group") of GigaMedia to decide on whether they are agreeable to continue discussions with the Management Group to privatize the Company.

Under the terms of the extension provided by the Management Group, the directors must respond by the end of the business day, Taipei, Taiwan time, June 30, 2003 whether they are agreeable to continue discussions with the Management Group. In the event that they do not revert by that date, the Management Group is entitled to treat all discussions as having been terminated.

The directors of GigaMedia wish to highlight that there is no assurance that the proposed privatization will actually proceed. The Company will make an appropriate announcement in the event that it enters into any definitive agreement with the Management Group. In the meantime, the Company advises that shareholders exercise caution when dealing with GigaMedia shares and that they should not take any action which may be prejudicial to their interests.

ABOUT GIGAMEDIA

GigaMedia Limited (Nasdaq: GIGM) is a diversified provider of entertainment services in Taiwan. The Company's online/offline business model provides the Company multiple distribution channels, deep customer relationships and the ability to meet future market demands as technology drives new media and entertainment industry change.

Offline, GigaMedia operates Taiwan's two largest music store chains, Rose Records and Tachung Records through its subsidiary G-Music. These businesses were acquired in February and September of 2002, respectively, and together hold approximately a 50% share of Taiwan's music retail market.

Online, the Company operates a leading broadband ISP, providing Internet access service and broadband content with multiple delivery technologies. The Company's access products consist of premium cable modem and ADSL offerings, giving the company the ability to deliver superior broadband connections island-wide. GigaMedia's cable modem is a world-class platform capable of offering broadband Internet access at speeds of up to 100 times faster than traditional dial-up services. With 21 cable system partners, the Company's cable modem business passes more than 3.1 million Taiwan households, as well as 417,000 small and

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medium businesses. In addition, the Company offers interactive Chinese-language multimedia Web sites through its Web destination http://www.gigigaga.com.

Other subsidiary companies of GigaMedia include Koos Broadband Telecom Limited, a broadband service provider focused exclusively on corporate subscribers in Taiwan.

Strategic investors of GigaMedia include the Koos Group, a major player in Taiwan's manufacturing, finance, telecommunications, media, and cable industries.

More information on GigaMedia can be obtained from <HTTP://IR.GIGA.NET.TW>.

The directors of GigaMedia (including any director who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this announcement are fair and accurate and that no material facts have been omitted from this announcement (the omission of which would render any statement in this announcement misleading in any material respect), and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the directors of GigaMedia has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this announcement.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to those factors that could cause actual results to vary can be found in GigaMedia's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2002.

CONTACT:
GIGAMEDIA LIMITED
Brad Miller, Investor Relations Director
886-2-8770-7966 ext. 1107
BRADLEY_MILLER@CORP.GIGA.NET.TW


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        GigaMedia Limited
                                        -----------------
                                        (Registrant)


Date: June 23, 2003                     By: /s/ Hsia, Winston
-------------------                     ---------------------
                                        (Signature)
                                        Name: Hsia, Winston
                                        Title: Chief Financial Officer